LIBERTY TECHNOLOGIES, INC.

                                 407,972 Shares
                                       of
                                  Common Stock

                            -------------------------



     This Prospectus relates to the offering of 407,972 outstanding shares (the "Shares") of Common Stock, par value $.01 per share ("Common Stock"), of Liberty Technologies, Inc. ("Liberty" or the "Company") which may be sold by certain shareholders of the Company (the "Selling Shareholders").

     The Company will not receive any proceeds from the sale of the Shares of Common Stock offered hereby.

     The Company's Common Stock is quoted on the Nasdaq National Market under the trading symbol "LIBT." On October 17, 1997, the last reported sale price of the Common Stock was $3.625 per share.

                            -------------------------



     See "Risk Factors" beginning on page 6 for a discussion of certain factors that should be considered by prospective investors of the Common Stock offered hereby.

                            -------------------------



          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                       OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                         ------------------------------




                 The date of this Prospectus is October 20, 1997

                              AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission (the "Commission") relating to the Shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an Exhibit to the Registration statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed as an exhibit to, or incorporated by reference into, the Registration Statement. Each statement shall be qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, registration statements and certain other filings made electronically with the Commission through its "EDGAR" system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. This Registration statement, including all exhibits thereto, has been filed with the Commission through EDGAR. Reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

        (a) The Company's Annual Reports on Form 10-K for the years ended December 31, 1996, 1995, and 1994 (including the Company's amended Annual Report on Form 10-K/A for the years ended December 31, 1996 and 1994 and second and third amendments on Form 10-K/A No. 2 and No. 3 for the year ended December 31, 1996);

        (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997, March 31, 1997 (including the Company's amended Quarterly Report on Form 10-Q/A and Form 10-Q/A No. 2 for the quarter ended June 30, 1997);

        (c) The Company's Reports on Form 8-K dated October 6, 1997 and July 25, 1997;

        (d) The Company's Schedule 14A dated October 8, 1997; and

        (e) The descriptions of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on February 19, 1993 and the Series A Junior Participating Preferred Stock Purchase Rights contained in Amendment No. 1 to the Company's Form 8-A filed on October 7, 1997, including any amendments or reports filed for the purpose of updating such descriptions.

     In addition, all documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein from their respective dates of filing. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the documents that have been incorporated by reference in the Registration Statement and herein (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). The Company will also furnish, without charge, to any such person upon such person's written or oral request, a copy of the Company's most recent Annual Report to Shareholders. Any such request should be directed to the Corporate Secretary, Liberty Technologies, Inc., 555 North Lane, Conshohocken, Pennsylvania 19428, telephone number: (610) 834-0330.

                              CAUTIONARY STATEMENT

     When used in this Prospectus and in other public statements by the Company and Company officers, the words "estimate," "project," "intend," "believe," "anticipate" and similar expressions are intended to identify forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially. Such factors are described in detail below under "Risk Factors." Additional factors are described in the Company's public reports filed with the Commission which are incorporated herein by reference. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.


                                   THE COMPANY

     The Company, founded in 1984, develops, manufactures, markets and sells diagnostic, condition monitoring and nondestructive evaluation systems and provides related services to customers in the worldwide power and process industrial markets, such as the chemical, petrochemical, pulp and paper and nuclear utility industries. Liberty's products and services are designed to reduce operating and maintenance costs and increase efficiency, reliability and safety of plant operations. The Company has established certain strategic technical and commercial alliances to advance its business objectives, including to support product development and the sales and marketing of diagnostic systems and services.

     Historically, Liberty has had four key business segments that support its mission: (i) performance and condition monitoring products and services, including dynamic testing services, (ii) Liberty Technical Services, (iii) RADView(TM) imaging systems, and (iv) international business development. The businesses described in clauses (i), (iii) and (iv) shall sometimes be referred to collectively herein as the "Products Business."

     Performance and Condition Monitoring Products and Services. The Company's performance and condition monitoring products are designed to provide customers with the tools to prevent unplanned downtime, improve asset utilization and increase plant safety and reliability. The Company's proprietary products gather and interpret operating data of valves, engines, compressors, motors, and certain motor-driven equipment. The products utilize sensors, instruments and proprietary software that capture and log data for trending and analysis. Dynamic testing services are provided using primarily the Company's condition monitoring products and systems. These services involve the condition monitoring of, and predictive and general maintenance and repair for, plant equipment, including without limitation, valves, compressors, engines, motors and certain motor-driven equipment. The service business provides a channel for the Company's products into new markets.

     Liberty Technical Services. Liberty Technical Services ("LTS") provides comprehensive nondestructive and dynamic testing services for customers in the power, chemical, paper, petroleum and construction industries. Dynamic testing services are provided for many plant components, including valves, compressors, turbines, engines, motors and motor-driven equipment. Nondestructive evaluation services include special applications of visual inspection, ultrasonic, radiographic, dye penetrant, eddy current, and magnetic particle technologies. Special services include process safety management support, plant inspection, computerized reporting, and training in nondestructive testing.

    On July 25, 1997, the Company entered into an asset purchase agreement with General Electric Company ("GE") to sell substantially all of the assets of the nondestructive evaluation and testing services portion of the LTS business unit (the "NDE Business") to a subsidiary of GE ("GE-IS") for an initial purchase price to be paid at closing of at least $12,101,000, subject to downward adjustment based upon certain post-closing adjustments plus the assumption of certain associated liabilities not to exceed $1,390,000. Liberty will retain the Nuclear Service group of LTS, as well as the existing Product Business. Consummation of the transaction is subject to approval by the Company's shareholders and certain other terms and conditions. If the transaction is approved and all conditions set forth therein are satisfied, it is expected that the acquisition will be consummated by October 31, 1997. The Company plans to use the proceeds from the sale of the NDE Business to repay its outstanding bank debt, to invest in the Products Business and for other general corporate purposes.

     RADView(TM)Imaging Systems. RADView(TM)imaging systems involves the production and sale of the Company's RADView(TM) Digital Radiography product line and related equipment. The Company believes that RADView(TM)offers improvements over conventional and industrial radiography, providing faster, more accurate, lower cost and safer methods for acquiring and analyzing radiographic information. During 1995, the Company released the first phase, the Film Digitizer and Workstation, which converts conventional film to digital format. The second phase, Filmless Radiography, which replaces conventional film with reusable phosphor screens, was released in 1996. The Imaging Systems Division focuses on marketing to customers in the power, process and aeronautics industries. For the fiscal year ended December 31, 1996, the Company had approximately $1.5 million in revenues from the sale of RADView products, which represented a significant increase in RADView sales revenues from the previous fiscal year, which were approximately $45,000.

     International Business Development. The Company has actively sought joint venture and strategic alliance opportunities abroad. In December 1995, the Company formed a joint venture, Liberty Maintenance Predictive S.A.S. ("Liberty M.P."), with French-owned Electricite de France ("EdF"), the largest utility in the world. Through June 1997, the joint venture has contributed approximately $3.5 million in revenues to the Company. Liberty M.P. provides predictive maintenance products and related services critical to the safe, reliable operation of electric power and industrial plants in the European Union. In 1996, the Company developed several business alliances for Europe, Scandinavia, the United Kingdom, and the Far East. The Company intends to continue to establish business alliances, joint ventures and partnerships in various locations around the world where appropriate to meet its business objectives.

     Strategic Alliances. The Company has entered into agreements with, and continues to seek, strategic partners for its Products Business to support product development and the sales and marketing of diagnostic systems and services.

     Products and Services Currently Offered. By combining advanced diagnostic technologies with comprehensive software analysis, the Company's products and services are designed to assist plant operators in various industries in preventing unplanned downtime, improve asset utilization and increase plant safety. The Company's proprietary products monitor machinery condition and performance by gathering and interpreting operating data of valves, engines, compressors, motors, and certain motor-driven equipment. In addition to product sales, the Company provides sensors, accessories, hardware and software upgrades, and offers field services and training to its customers. The Company also performs specialized diagnostic and consulting services as part of customers' periodic predictive maintenance programs.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

     History of Recent Losses. The Company has experienced net losses for each of the fiscal years ended December 31, 1996, 1995 and 1994 of $2.57 million, $2.64 million and $0.1million, respectively, and for the six months ended June 30, 1997 of $20,000.

     Liquidity and Capital Resources; Going Concern Qualification. During 1996 and 1997, the Company's primary source of financing has been borrowings under its line of credit. During 1997, the Company continues to experience limitations on its ability to borrow. Additionally, in 1997, the Company has failed to comply with certain loan covenants that give the lenders the right to accelerate the due date of the loan, and such failure to comply has not been cured. These conditions, which occurred after the issuance of the initial opinion of the Company's independent public accountants, have caused the Company's independent public accountants to modify its report to the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 1996 to include a qualification that there is substantial doubt about the Company's ability to continue as a going concern. The Company plans to use the proceeds from the sale of the NDE Business to repay the Company's bank indebtedness. If the sale of the NDE Business is not completed, or is substantially delayed, the Company would need to pursue alternative financing, and management is unable to estimate the amount and timing of funding required, if any, from such alternative sources or if such funding could be obtained.

     No Guaranteed Minimum Purchase Price for Sale of NDE Business. Because there may be purchase price adjustments and indemnification claims, as described below, there is no guaranteed minimum purchase price for the sale of the NDE Business. The initial purchase price to be paid at closing (the "Purchase Price") for the NDE Business is $12,101,000 in cash. In addition, $1,499,000 will be deposited in an escrow account to secure, in part, the Company's indemnification obligations. If the closing had occurred as of August 31, 1997, the Purchase Price would have been reduced by approximately $400,000 as a result of the post-closing purchase price adjustments. The actual cash payment to the Company and the payment into escrow depends on the amount of liabilities to be assumed by GE-IS, which will not be determinable until the closing. Should the actual amount of assumed liabilities be less than $1,390,000, the initial cash purchase price will be increased by up to $139,000 and the amount placed in escrow will be reduced by the same amount so that the sum of the cash payment and the escrow deposit will be $13.6 million, subject to adjustment. The amounts in the escrow account will be reduced to the extent of any indemnification payments by the Company, and therefore the Company's receipt of the amount in escrow is contingent. Further, the escrow funds are less than the maximum liability for indemnification for which the Company could be obligated to pay to GE-IS or GE should there be any requirement for the Company to indemnify GE or GE-IS. The Purchase Price will also include assumed liabilities consisting of accounts payable, accrued expenses and accrued taxes of the NDE Business, not to exceed $1,390,000 in the aggregate. There is no minimum amount of liabilities that GE-IS is required to assume. However, if the closing had occurred as of August 31, 1997, the amount of liabilities assumed by GE-IS would have been $1.2 million. The actual amount of assumed liabilities may differ because they will be calculated as of the closing date.

     Company's Financial Position Upon Sale of the NDE Business. After the completion of the sale of the NDE Business, the Company will continue to operate the Products Business, which in the aggregate has been unprofitable in recent years. For the fiscal years ended December 31, 1996 and 1995, respectively, the NDE Business contributed operating income of approximately $2.0 million and $1.7 million, respectively. The Company reported on a consolidated basis operating losses (before income taxes) for the fiscal years ended December 31, 1996 and 1995 of approximately $2.3 million and $3.7 million, respectively. For the six months ended June 30, 1997, the NDE Business contributed operating income of approximately $0.8 million, while the Company's consolidated operating income (before income taxes) was approximately $0.2 million. Consequently, without the NDE Business, the Company's operating losses would have been greater for 1996 and 1995, and the Company would have had an operating loss for the six month period ended June 30, 1997. If the Company is unable to operate profitably in its remaining businesses, it is likely that the Company would consume any excess cash generated from the sale of the NDE Business. In such event, the Company would be required to seek additional external funding, and again management is unable to estimate the amount and timing of funding required, if any, from such external sources, or if such funding could be obtained.

     Quarterly Fluctuations of Results of Operations. The Company has experienced significant variability of operating results from quarter to quarter, depending in part on the timing of major product and service orders. This variability may continue in the future. The Company's revenues and operating results may fluctuate as a result of other factors as well, including seasonal patterns of capital spending by customers, the timing and receipt of orders, competition, pricing, new product introductions by the Company or its competitors, levels of market acceptance for new products, and general economic and political factors. There can be no assurance that the Company will not suffer net losses in future periods for any of the foregoing reasons.

     Dependence on New Product Introductions and Market Acceptance. The Company's growth and future financial performance depend in part upon its ability to continue to develop and introduce new cost effective products, the market acceptance of its new product introductions and its ability to enhance existing products to meet technological advances and customer requirements. There can be no assurance that any such products will be successfully developed and introduced or that recently introduced products or future product introductions will achieve market acceptance. Failure by the Company to anticipate or respond adequately to changes in technology and customer requirements, or delays in product development or introduction, could have a material adverse effect on the Company's business.

     Expansion of Presence in New Markets. The Company's growth and future financial performance also depend in part on new markets for its technology and products. The Company is actively seeking to expand its presence in the international nuclear power and worldwide industrial process markets, where the regulatory requirements for the testing of safety-related equipment generally are significantly less stringent than in the U.S. nuclear power industry. The Company believes that the cost effectiveness of its systems is important to commercial acceptance in these markets, particularly the process industries. There can be no assurance that the new products that the Company has developed and recently introduced, or those that are currently under development and expected to be introduced in the next several years, will gain widespread commercial acceptance in these markets.

     Patents and Proprietary Rights. The Company's current products and those under development utilize the Company's proprietary and licensed technologies. Although the Company relies on a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect its products and technologies, there can be no assurance as to the degree of protection that will be provided by these means. The inability of the Company to maintain the proprietary nature of its significant products and core technologies could have a material adverse effect on the Company's results of operations.

     Competition. The Company believes that competition in the power generation and industrial equipment diagnostic testing markets is driven by product performance, reliability, accuracy, ease of use and, particularly with respect to process industries, cost effectiveness. Certain of the Company's existing and potential competitors may have substantially greater financial, research and development, sales and marketing, and production resources than the Company and, as a result, may be better equipped to develop, test and market their products. Accordingly, there is no assurance that the Company will be able to compete effectively with these companies.

     Dependence on and Ability to Attract and Retain Key Personnel. The Company's success is dependent upon certain key management and technical personnel. In addition, the Company's future success will depend in part on its ability to continue to attract and retain qualified scientific, technical, marketing and managerial personnel, who are in high demand. The loss of certain of the Company's employees or an inability to attract and retain additional qualified employees could adversely affect the Company's business.

     Risk of Product Liability. The Company's products include an inherent risk of liability because they are used to diagnose critical equipment, the failure of which could have adverse safety, environmental or economic consequences. The Company is currently insured against such risks under its general liability policies. The Company also is covered under the U.S. nuclear power industry's nuclear liability insurance program against liability for personal injury and off-site property damage arising from certain nuclear related incidents. However, a successful product liability claim not covered under the nuclear power liability insurance program and in excess of the Company's aggregate insurance coverage could have a material adverse effect on the Company. There can be no assurance that product liability insurance will continue to be available to the Company in sufficient amounts or at acceptable costs.

     Risk of Failure of Sources of Supply. The Company presently has multiple sources of supply for most critical components used in its systems, although for economic and quality control reasons the Company utilizes single sources of supply for certain components. In situations where it relies on single sources of supply, the Company believes that an adequate quantity of components is available to meet its foreseeable needs, and, to date, the Company generally has been able to obtain supplies of such components in a timely manner from these sources. However, failure of sources of supply and the inability of the Company to develop alternative sources of supply as required in the future could have a material adverse effect on the Company's operations.

     Possible Volatility of Stock Price. The market prices for common stocks of technology companies, including the Company, have at times been highly volatile. Future announcements concerning the Company or its competitors, including the results of technological innovations or new commercial products, developments concerning proprietary rights, as well as period-to-period variances in financial results, could cause the market price of the Common Stock to fluctuate. In addition, the stock market has in the past experienced significant price and volume fluctuations that have affected the market price for many growth companies, though unrelated to the operating performance of these companies.

     No Dividends on Common Stock. The Company expects that its future earnings, if any, will be retained for the operation and expansion of the Company's business, and that it will not pay cash dividends for the foreseeable future.

                                 USE OF PROCEEDS

     The Company will receive no proceeds from any sales of Shares of Common Stock by the Selling Shareholders.

                              SELLING SHAREHOLDERS

     The following table sets forth as of September 25, 1997 information with respect to the beneficial ownership of the Company's Common Stock by the Selling Shareholders. Unless otherwise indicated, the shareholders listed below possesses sole voting and investment power with respect to the shares listed.


                                                                                              Number of Shares
                                             Number of Shares                                To Be Beneficially
                                            Beneficially Owned        Number of Shares         Owned After the
Name                                       Prior to Registration       Being Offered              Offering
----                                       ---------------------       --------------             --------
Larry D. Hornbeck                                12,000                   12,000                     -0-
Don V. Ingram                                    40,000                   40,000                     -0-
Atalanta Selective Fund Number Six,             450,500                  450,500                     -0-
    Limited Partnership
Stephen F. Smith                                 40,000                   40,000                     -0-
Stephen A. Wells                                264,400                  264,400                     -0-
Walter Epstein, Esq.                             15,972                   15,972                     -0-
Energy Consolidation, Inc.                      225,000                  225,000                     -0-

     The Selling Shareholders acquired the Shares through a Stock Purchase Agreement among the Selling Shareholders, Edison Venture Fund, L.P. ("Edison") and the Company. Pursuant to this agreement, Edison assigned its registration rights under a Stock and Warrant Purchase Agreement dated October 27, 1987 between the Company and Edison and a Stock Purchase Agreement dated February 23, 1989 between the Company and certain Investors listed therein, to the Selling Stockholders. Mr. Richard J. Defieux, a member of the Board of Directors of the Company, is a general partner of Edison Partners, L.P., the general partner of Edison. Mr. Defieux, together with the other general partners of Edison, shares voting and investment power with respect to the shares owned by Edison. Mr. Defieux does not own any outstanding shares of Common Stock in his individual capacity and disclaims beneficial ownership of the shares held by Edison except as to his proportionate partnership interest therein.

     Certain of the Selling Shareholders have also entered into a letter agreement with the Company dated August 18, 1997 (the "Standstill Agreement"). Pursuant to the Standstill Agreement, the Company agreed not to take any action or exercise any rights under the Company's shareholder rights plan as long as the other parties to the Standstill Agreement are in compliance with its terms. The parties to the Standstill Agreement, other than the Company, have agreed for a period of ten years not to take certain actions, including the acquisition, in the aggregate, of more than twenty-five percent of the voting stock of the Company. L. Mark Newman, who is a party to the Standstill Agreement, is a principal and affiliate of Atalanta Selective Fund Number Six, Limited Partnership.

     As noted above, the Company will receive no proceeds from any sales of the Shares under this Prospectus by the Selling Shareholders.

                              PLAN OF DISTRIBUTION

     The Company has been advised by the Selling Shareholders that they, or their pledgees, donees, transferees or other successors in interest, may sell all, a portion or none of the Shares offered by them hereby from time to time. Any such sales may be in one or more transactions in the over-the-counter market at prices prevailing at the times of such sales or in private sales of the securities at prices related to the prevailing market prices or negotiated prices. The sales may involve (a) a block transaction in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) a purchase by a broker or dealer as principal and a resale by such broker or dealer for his account pursuant to this Prospectus, or (c) ordinary brokerage transactions in which the broker will solicit purchasers. Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The Selling Shareholders and any broker-dealers that participate in the distribution of the Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale positioned by them may be deemed to be underwriting discounts and commissions under the Act.

     There is no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby. The Company will receive no proceeds from any sales of the Shares offered hereby by the Selling Shareholders.

     The Registration Statement of which this Prospectus is a part has been filed with the Commission by the Company as a condition to, and in accordance with the terms of the registration rights provisions of, that certain Stock Purchase Agreement dated August 29, 1997 by and among the Company and certain investors, including the Selling Shareholders. Such Agreement also imposes certain restrictions on the transfer of the Shares by the Selling Shareholders other than with respect to sales pursuant to a registered offering. In addition, the Company has been advised by the Selling Shareholders that, if they do not sell all of the Shares in this Offering under this Prospectus, they or their pledgees, donees, transferees or other successors in interest may sell some or all of the remaining Shares pursuant to Rule 144 under the Act.

     The Company has agreed to pay the filing fees, costs and expenses associated with such Registration Statement, including compliance with any state blue sky requirements, commissions and discounts of underwriters, dealers or agents, if any, and any stock transfer taxes. The Company has also agreed to indemnify the Selling Shareholders and any underwriters for certain civil liabilities in connection with such Registration Statement and the securities offered thereby and hereby, including liabilities under the Act.

                                  LEGAL MATTERS

     The validity of the Shares of Common Stock offered hereby is being passed upon for the Company by Pepper, Hamilton & Scheetz LLP, Berwyn, Pennsylvania. James D. Rosener, a partner of Pepper, Hamilton & Scheetz LLP, is a member of the Board of Directors of the Company and holds options to purchase an aggregate of 12,500 shares of Common Stock.


                                     EXPERTS

     The Consolidated Financial Statements and Consolidated Financial Statement
Schedule incorporated by reference into this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to their report which includes an explanatory paragraph regarding the Company's ability to continue as a going concern.

===============================================================================

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.





                               -------------------


                                TABLE OF CONTENTS



                                                                 Page
                                                                 ----
          Available Information...................................2
          Incorporation of Certain
              Documents by Reference..............................2
          The Company.............................................4
          Risk Factors ...........................................6
          Use of Proceeds ........................................8
          Selling Shareholders................................... 9
          Plan of Distribution.................................. 10
          Legal Matters .........................................11
          Experts ...............................................11



                                 407,972 Shares

                           LIBERTY TECHNOLOGIES, INC.


                                  COMMON STOCK

                                   ----------
                                   PROSPECTUS
                                   ----------


                                OCTOBER 20, 1997


===============================================================================